CUSIP No. 91818X108	13D	Page 1 of 10

UNITED STATES
 SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)
David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Grace Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
397,611,417[2]
	8	shared voting power

	9	sole dispositive power
397,611,417
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
397,611,417
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
25.7%[3]
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

2 Represents 397,611,417 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 397,611,417 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the Subscription Agreement and upon exercise of the Warrant held by Abundant, which is the sum of (i) 174,774,250 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant, (ii) 14,564,520 Class A Ordinary Shares that may be acquired upon conversion of 14,564,520 Senior Convertible Preferred Shares that Abundant has the right to purchase at an additional Second Closing, and (iii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant.

3 The calculation assumes that there is a total of 1,548,945,038 Class A Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 397,611,417 Class A Ordinary Shares that may be acquired upon conversion of 397,611,417 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the Subscription Agreement and upon exercise of the Warrant held by Abundant.

CUSIP No. 91818X108	13D	Page 3 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NBNW Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
397,611,417
	9	sole dispositive power

	10	shared dispositive power
397,611,417

11	aggregate amount beneficially owned by each reporting person
397,611,417
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
25.7%
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eve One Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
397,611,417
	9	sole dispositive power

	10	shared dispositive power
397,611,417

11	aggregate amount beneficially owned by each reporting person
397,611,417
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
25.7%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nio Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405[4]
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%[5]
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

4 Represents 458,782,405 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Abundant and Abundant Glory Investment L.P. (“Glory”) pursuant to the Subscription Agreement and upon exercise of the Warrants, which is the sum of (i) 174,774,250 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant, (ii) 14,564,520 Class A Ordinary Shares that may be acquired upon conversion of 14,564,520 Senior Convertible Preferred Shares that Abundant has a right to purchase at an additional Second Closing, (iii) 29,129,042 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory; (iv) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant, and (v) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory.

5 The calculation assumes that there is a total of 1,610,116,026 Class A Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 458,782,405 Class A Ordinary Shares that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the Subscription Agreement and upon exercise of the Warrants.

CUSIP No. 91818X108	13D	Page 6 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 10

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Glory Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
61,170,988[6]
	8	shared voting power

	9	sole dispositive power
61,170,988
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
61,170,988
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
5.1%[7]
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

6 Represents 61,170,988 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the Subscription Agreement and upon exercise of the Warrant held by Glory, which is the sum of (i) 29,129,042 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory; and (ii) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory.

7 The calculation assumes that there is a total of 1,212,504,609 Class A Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 61,170,988 Class A Ordinary Shares that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the Subscription Agreement and upon exercise of the Warrant held by Glory.

CUSIP No. 91818X108	13D	Page 8 of 10

Item 1.	Security and Issuer

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D and Schedule 13D Amendment No. 1 filed on July 22, 2021 and November 16, 2021 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

Item 2(a) of the Initial Statements are hereby amended by restating the following paragraph:

(a) Name of Person Filing

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 145,645,208 Class A Ordinary Shares that may be acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares at $0.3433 per share held of record by Abundant at the First Closing (as defined below), (ii) 29,129,042 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share held of record by Abundant at the Second Closing (as defined below), and (iii) 29,129,042 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share held of record by Glory at the Second Closing (as defined below). The Senior Convertible Preferred Shares were acquired by Abundant pursuant to a Share Subscription Agreement with the Issuer and another investor affiliated with the Joy Capital investment management group (“Joy Capital”, collectively with Abundant, the “Investors” and each an “Investor”), dated June 14, 2021 (the “Subscription Agreement”) and were acquired by Glory as a result of the assignment of right to purchase 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share from Abundant to Glory pursuant to the Subscription Agreement. The first closing (the “First Closing”) and second closing (the “Second Closing”) of the transactions contemplated under the Subscription Agreement occurred on July 12, 2021 and November 15, 2021 respectively. The Class A Ordinary Shares reported as beneficially owned herein also include up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrants to purchase the shares at $0.3433 per share, including 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Abundant at the First Closing to purchase the shares at $0.3433 per share, and 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Glory from Abundant to purchase the shares at $0.3433 per share. In addition, the Class A Ordinary Shares reported as beneficially owned herein also include 14,564,520 Class A Ordinary Shares that may be acquired upon conversion of 14,564,520 Senior Convertible Preferred Shares that Abundant has a right to purchase at an additional Second Closing.

CUSIP No. 91818X108	13D	Page 9 of 10

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b)     The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that (i) Abundant, but only Abundant, has converted its Senior Convertible Preferred Shares (including those that may be acquired at an additional Second Closing) and exercised its Warrant for the purpose of calculation of percentage ownership of Abundant, and that (ii) Glory, but only Glory, has converted its Senior Convertible Preferred Shares and exercised its Warrant for the purpose of calculation of percentage ownership of Glory, and assumes that there is currently a total of 1,151,333,621 Class A Ordinary Shares outstanding (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

CUSIP No. 91818X108	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2022

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)